UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

Onex Falcon Direct Lending BDC Fund

(Name of Issuer)

Common shares of beneficial interest, par value $0.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Colin Sam

c/o Onex Corporation

161 Bay Street P.O. Box 700

Toronto, ON, Canada, M5J 2S1

+1 (416) 362-7711

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A

1.	Names of Reporting Persons Onex Credit Holdings LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 609,508.330
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 609,508.330

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 609,508.330
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. N/A

1.	Names of Reporting Persons Onex Corporation
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Ontario, Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 696,830.971
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 696,830.971

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 696,830.971
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. N/A

1.	Names of Reporting Persons Gerald W. Schwartz
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of funds (see instructions) OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 696,830.971
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 696,830.971

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 696,830.971
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented By Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the common shares of beneficial interest, par value $0.001 per share (the “Common Shares” or the “Shares”) of Onex Falcon Direct Lending BDC Fund, a Delaware statutory trust (the “Issuer” or the “Company”). The address of the Issuer’s principal executive office is 21 Custom House Street, 10th Floor, Boston, Massachusetts 02110.

Item 2. Identity and Background

(a)

This Schedule 13D is being jointly filed by each of the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

a.	Onex Credit Holdings, LLC, a Delaware limited liability company;

b.	Onex Corporation, an Ontario corporation, the sole member of Onex Credit Holdings, LLC; and

c.	Gerald W. Schwartz, the Chairman of Onex.

Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information by another Reporting Person. A Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

This Schedule 13D relates to the Common Shares held of record by Onex Credit Holdings LLC and held by Onex Corporation directly and indirectly through a wholly-owned subsidiary. Onex Corporation may be deemed to beneficially own the Common Shares held by Onex Credit Holdings LLC, through its ownership of all of the equity of Onex Credit Holdings, LLC. Mr. Schwartz, the Chairman of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation, and as such may be deemed to beneficially own all of the Common Shares beneficially owned by Onex Corporation. Mr. Schwartz disclaims any such beneficial ownership.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than to the extent they directly hold the securities reported on this Schedule 13D) is the beneficial owner of the Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(b)	The principal business and principal office address of the Reporting Persons is c/o Onex Corporation, 161 Bay Street P.O. Box 700, Toronto, ON, Canada, M5J 2S1.

(c)	Set forth in Schedule A attached hereto and incorporated herein by reference is a list of the persons required to be identified in respect of Onex Corporation.

(d)

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, none of the Covered Persons, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The jurisdictions in which the other Reporting Persons were formed are set forth in Item 2(a), and such information is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 3.

As further described in Item 6 below, on July 3, 2023, Onex Credit Holdings LLC entered into a subscription agreement with the Issuer (the “Subscription Agreement”), pursuant to which Onex Credit Holdings LLC subscribed for and agreed to purchase Shares with a capital commitment equal to up to $15,000,000 (the “Capital Commitment”). Pursuant to the Subscription Agreement, Onex Credit Holdings LLC was required to fund drawdowns to purchase Shares up to the amount of the Capital Commitment periodically each time the Issuer delivered a drawdown notice to Onex Credit Holdings LLC. The foregoing description of Onex Credit Holdings LLC’s commitment to the Issuer does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a form of which is attached hereto and incorporated herein by reference to Exhibit 99.2.

As of the date hereof, Onex Credit Holdings LLC has purchased 609,508.330 Shares from the Issuer at $24.61 per Share and has paid aggregate consideration of $15,000,000, pursuant to capital drawdown notices from the Issuer.

As further described in Item 6 below, on December 29, 2023, and January 10, 2024, Onex Corporation purchased an aggregate of 87,249.43 Shares at $24.52 per Share for an aggregate purchase price of $2,139,356.12 from another shareholder.

The source of the funds for the purchase of Shares is the available investment capital of Onex Corporation and Onex Credit Holdings LLC including capital contributions from one or more investors for investment purposes.

Item 4. Purpose of Transaction.

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons are affiliates of the Issuer and the Issuer’s investment adviser, Onex Falcon Investment Advisors, LLC, a wholly-owned subsidiary of Onex Falcon Holdings LLC, which is a wholly owned subsidiary of Onex US Holdings Inc., which is a wholly-owned subsidiary of Onex Corporation.

All Shares of the Issuer currently owned by Onex Corporation and Onex Credit Holdings LLC were acquired for investment purposes.

The Reporting Persons acquired beneficial ownership of the Shares for investment purposes because they believed the Shares represented an attractive investment opportunity. The Reporting Persons intend to review the investment in the Issuer on a continuing basis and depending on such review may consider from time to time various alternative courses of action. The Reporting Persons reserve the right, in light of their ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price and availability of the Shares or other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions, regulatory requirements, other investment opportunities available to them, their business and investment objectives and other relevant factors, to change their plans and intentions at any time or to take such actions with respect to the investment in the Issuer as they deem appropriate, in each case as may be permitted pursuant to applicable law and contractual agreements. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, reserve the right to take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating with the board of trustees of the Issuer (the “Board”), members of management or other security-holders of the Issuer, or other third parties from time to time, taking steps to implement a course of action, including, without limitation, engaging advisors, including legal, financial, regulatory, technical and/or industry advisors, to assist in any review, and evaluating strategic alternatives as they may become available. Such discussions and other actions may relate to, subject to the terms and conditions of the documents described herein to which the Reporting Persons are a party, various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; business combinations involving the Issuer or any of its subsidiaries, a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; material asset purchases; the formation of joint ventures with the Issuer or any of its subsidiaries or the entry into other material projects; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board (including board composition) or management of the Issuer; acting as a participant in debt financings of the Issuer or any of its subsidiaries, changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; listing or de-listing or de-registration of the Issuer’s securities, or any action similar to those enumerated above.

Except as otherwise set forth in this Item 4, Item 6 and elsewhere in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; developments with respect to the business of the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions.

Item 5. Interest in Securities of the Issuer.

(a)—(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 11,196,318.798 Shares outstanding as of January 10, 2024, as disclosed by the Issuer to the Reporting Persons. As disclosed herein, Onex Credit Holdings, LLC owns 609,508.330 Shares and Onex Corporation owns 87,322.641 Shares, for an aggregate of 696,830.971 Shares.

This Schedule 13D relates to the Common Shares held of record by Onex Credit Holdings LLC and held by Onex Corporation directly and indirectly through a wholly-owned subsidiary. Onex Corporation may be deemed to beneficially own the Common Shares held by Onex Credit Holdings LLC, through its ownership of all of the equity of Onex Credit Holdings, LLC. Mr. Schwartz, the Chairman of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation, and as such may be deemed to beneficially own all of the Common Shares beneficially owned by Onex Corporation. Mr. Schwartz disclaims any such beneficial ownership.

(c) Information set forth under Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in the Shares in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is hereby incorporated herein by reference.

As described in Item 3 above, Onex Credit Holdings LLC has entered into the Subscription Agreement with the Issuer, pursuant to which Onex Credit Holdings LLC has subscribed for and agreed to purchase Shares of the Issuer with a Capital Commitment of up to $15,000,000, all of which Shares have been purchased as of the date hereof. The Subscription Agreement contains customary representations, warranties and covenants of the Issuer and Onex Credit Holdings LLC, and customary indemnification provisions in favor of the Issuer. The assignability and transferability of the Shares are governed by the Subscription Agreement, which imposes substantial restrictions on transfers.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, a form of which is attached hereto and incorporated herein by reference to Exhibit 99.2.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or between the Reporting Person and any other person, with respect to the Shares of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

99.1	Joint Filing Agreement among the Reporting Persons, dated as of January 24, 2024.

99.2	Form of Subscription Agreement between Onex Falcon Direct Lending BDC Fund and Onex Credit Holdings LLC (incorporated by reference from Exhibit 4.1 to the Issuer’s Form 10-12G filed with the Securities and Exchange Commission September 17, 2021).

99.3	Power of Attorney incorporated by reference to Exhibit 99.3 to Amendment No. 1 to Schedule 13G filed with the Securities and Exchange Commission with respect to Fly Leasing Limited on April 3, 2017.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2024

ONEX CREDIT HOLDINGS LLC

By:	/s/ Steve Gutman
	Name:	Steve Gutman
	Title:	Authorized Signatory

ONEX CORPORATION

By:	/s/ Christopher A. Govan
	Name:	Christopher A. Govan
	Title:	Chief Financial Officer

GERALD W. SCHWARTZ

By:	/s/ Christopher A. Govan
	Name:	Christopher A. Govan
	Title:	Attorney-in-fact

SCHEDULE A

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Onex Corporation are set forth below. If no business address is given, the director’s or executive officer’s business address is 161 Bay Street, Toronto, ON M5J 2S1, Canada.

Onex Corporation

Name	Present Principal Occupation or Employment	Citizenship
Gerald W. Schwartz	Chairman of the Board, Director	Canada
Robert M. LeBlanc	Chief Executive Officer and President, Director	United States of America
Ewout R. Heersink	Vice Chair, Director	Canada
Lisa Carnoy	Director	United States of America
Mitchell Goldhar	Director	Canada
John B. McCoy	Director	United States of America
Sarabjit S. Marwah	Director	Canada
J. Robert S. Prichard	Director	Canada
Heather M. Reisman	Director	Canada
Arni C. Thorsteinson	Director	Canada
Beth A. Wilkinson	Director	United States of America
Anthony Munk	Vice Chair	Canada
Christopher A. Govan	Senior Managing Director – Chief Financial Officer	Canada
David Copeland	Managing Director – Tax	Canada
Colin Sam	General Counsel	Canada
Yonah Feder	Managing Director, Legal and Compliance	United States of America